SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Ltd. Announces That it Intends to Purchase Shares of its Subsidiary Limco-Piedmont Inc. dated March 18, 2008.

     2. Press release re TAT Technologies Ltd. Announces That its Board of Directors has Approved the Formation of a New Subsidiary That Will Hold all of the Assets of its Aviation Equipment Manufacturing and Repair Businesses dated March 18, 2008.

     3. Press release re TAT Technologies Ltd. Announces That it has Been Informed by its Controlling Shareholder, TAT Industries Ltd., That it Intends to Purchase Shares of the Company dated March 18, 2008.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Announces That it Intends to
Purchase Shares of its Subsidiary Limco-Piedmont Inc.

Tuesday March 18, 10:06 am ET

GEDERA, Israel, March 18 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) today announced that on March 16, 2008, its Board of Directors authorized, the purchase by the Company of up to $5,000,000 of the shares of the Company's subsidiary, Limco-Piedmont Inc., which shares are traded on the NASDAQ Global Market. The Board approval is effective through July 31, 2008. The timing and amount of any shares purchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The purchase program may be suspended or discontinued at any time.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in Limco-Piedmont's filings with the Securities Exchange Commission, including its Quarterly Report on Form 10-Q. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411

                                                                          ITEM 2

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Announces That its Board of Directors has Approved the Formation of a New Subsidiary That Will Hold all of the Assets of its Aviation Equipment Manufacturing and Repair Businesses

Tuesday March 18, 10:31 am ET

GEDERA, Israel, March 18 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) today announced that on March 16, 2008, the Board of Directors of the Company approved the formation of a new wholly-owned subsidiary that will focus on the manufacture and repair of aviation related equipment and aircraft accessories. The Company will transfer all of its assets, rights, equipment, intangible assets, operations, liabilities and goodwill relating to this business activity to the new subsidiary. The completion of the transfer of assets will be contingent upon the transfer and assignment of key permits used by the Company in connection with its operations, as well as the procurement of certain approvals and permits from Israeli authorities with respect to the transfer of employees, and the transfer to the new subsidiary of the Company's existing tax benefits. The company expects that such transfer will be exempt from tax under the Israeli Tax Ordinance. as long as the Company and its new subsidiary will comply with the following requirements in connection with dispositions of the assets and issuances of the subsidiary's shares to third parties:

(a) For two years from the consummation of the transfer the Company will not dispose of more than 10% of its holdings in the new subsidiary (subject to dilution of Company's holdings in the the subsidiary of up to 51% as a result of a public offering of the subsidiary taking into account dilution under sub-section (c) below));

(b) For two years from the consummation of the transfer, the new subsidiary will not dispose of the assets transferred to it;

(c) For two years from the consummation of the transfer the subsidiary will not issue shares to any third party such that such third party's holdings will exceed 25% of its outstanding share capital.

Mr. Israel Ofen, the Company's Chief Financial Officer stated in connection with the formation of the new subsidiary that:" we believe that the establishment of the new subsidiary is important to the Company as it will enable the Company in the future to concentrate its entire aviation operations in one entity."

Upon the execution of the agreement and fulfilling the various conditions precedent stated therein the Company will issue a press release.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in its filings with the Securities and exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

     For further information, please contact:

     Mr. Israel Ofen
     Executive Vice-President and Chief Financial Officer
     TAT Technologies Ltd.
     +972-8-859-5411

                                                                          ITEM 3

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Announces That it has Been Informed by its Controlling Shareholder, TAT Industries Ltd., That it Intends to Purchase Shares of the Company

Tuesday March 18, 10:45 am ET

GEDERA, Israel, March 18 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) today announced that on March 16, 2008, the Board of Directors of its controlling shareholder, TAT Industries Ltd., authorized, the purchase by TAT Industries Ltd., of up to NIS 20,000,000 (approximately $5,800,000) of shares of the Company, which shares are traded on the Tel Aviv Stock Exchange and on the NASDAQ Capital Market. The Board approval is effective through July 31, 2008. The timing and amount of any shares purchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The purchase program may be suspended or discontinued at any time.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in its filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer,
    TAT Technologies Ltd.,
    +972-8-859-5411.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: March 18, 2008